                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                   FORM 11-K

                Annual Report Pursuant to Section 15 (d) of the
                        Securities Exchange Act of 1934



(Mark One)

       Annual Report pursuant to Section 15 (d) of the Securities Exchange Act of 1934
  X                            (No Fee Required)
-----

       For the fiscal year ended December 31, 1999

                                      OR

_____ Transition report pursuant to Section 15 (d) of the Securities Exchange Act of 1934 (No Fee Required)

       For the transition period from ______ to _____

                         Commission File number 1-1105

--------------------------------------------------------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         NCR CORPORATION SAVINGS PLAN

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                NCR CORPORATION
               1700 South Patterson Boulevard, Dayton, OH 45479

NCR Savings Plan
Financial Statements and
Supplemental Schedule
December 31, 1999 and 1998

                               NCR Savings Plan

                         Index to Financial Statements
                           and Supplemental Schedule
                           -------------------------

                                                                         Page(s)
                                                                         -------
Report of Independent Accountants......................................       2

Financial Statements:

     Statements of Net Assets Available for Benefits
         as of December 31, 1999 and 1998..............................       3

     Statement of Changes in Net Assets Available for
         Benefits for the Year Ended December 31, 1999.................       4

     Notes to Financial Statements.....................................     5-9

Supplemental Schedule*:................................................      10

     Schedule H, Line 4i - Schedule of Assets Held for Investment
         Purposes At End of Year ......................................      11


* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                       Report of Independent Accountants

To the Participants, Beneficiaries and
 Administrators of the NCR Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the NCR Savings Plan (the Plan) at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedule H, "Schedule of Assets Held for Investment Purposes at End of Year," is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PriceWaterhouseCoopers LLP

Dayton, Ohio
June 26, 2000

NCR Savings Plan
Statements of Net Assets Available for Benefits
December 31, 1999 and 1998
------------------------------------------------------------------------------

                                                      December 31

                                                1999                1998
                                           ---------------     ---------------
Assets

Investments at fair value:
    Very Conservative Strategy               $ 101,322,963       $  87,014,273
    Conservative Strategy                       94,087,525          90,585,940
    Moderately Cautious Strategy                82,712,938          90,390,421
    Moderate Strategy                          136,807,909         136,188,981
    Moderately Aggressive Strategy             191,793,497         166,482,245
    Aggressive Strategy                        718,234,354         554,309,685
    Very Aggressive Strategy                    18,211,032          10,096,433
    NCR Unitized Stock Fund                     86,592,895          58,404,562
    Market Index Options                        28,302,649          20,332,222
    Mutual funds                               472,747,173         351,664,334
    Participant loans                           22,179,441          22,223,759
                                           ---------------     ---------------

             Total investments               1,952,992,376       1,587,692,855

Receivables                                      3,087,696           6,558,765
                                           ---------------     ---------------

             Total assets                    1,956,080,072       1,594,251,620
                                           ---------------     ---------------

Liabilities

Accounts payable                                 1,784,634           1,821,248
Accrued expenses                                   502,154             412,455
                                           ---------------     ---------------

             Total liabilities                   2,286,788           2,233,703
                                           ---------------     ---------------

Net assets available for benefits           $1,953,793,284      $1,592,017,917
                                           ===============     ===============


The accompanying notes are an integral part of these financial statements.

NCR Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1999
-------------------------------------------------------------------

                                                      Year Ended
                                                  December 31, 1999
                                                  -----------------

Additions

   Additions to net assets attributed to:
     Investment income:
       Net realized and unrealized gains            $   315,954,256
       Interest                                           9,358,343
       Dividends                                         45,160,145
       Interest on participant loans                        889,018
                                                  -----------------
          Total investment income                       371,361,762
                                                  -----------------

     Contributions:
       Participant                                       68,571,225
       Employer, net of forfeitures                      27,169,285
                                                  -----------------
          Total contributions                            95,740,510
                                                  -----------------

          Total additions                               467,102,272
                                                  -----------------

Deductions

   Deductions from net assets attributed to:

     Benefits paid to participants                      103,128,668
     Administrative expenses                              2,198,237
                                                  -----------------
           Total deductions                             105,326,905
                                                  -----------------

          Net increase                                  361,775,367
                                                  -----------------

Net assets available for benefits
   Beginning of year                                  1,592,017,917
                                                  -----------------
   End of year                                     $  1,953,793,284
                                                  =================

The accompanying notes are an integral part of these financial statements.

NCR Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1.   Description of the Plan

     General

     The NCR Savings Plan (the Plan) is a defined contribution plan established on May 1, 1985 by NCR Corporation (the Company) to give the Company's employees more control over, and participation in, the accumulation of capital for their retirement.

     The Plan is designed to qualify as a profit-sharing plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     The Plan covers all eligible U.S. employees of the Company (other than certain categories of part-time, temporary and intern employees) and its domestic subsidiaries, except for employees covered by a collective bargaining agreement.

     Contributions and Funding

     All eligible employees of the Company may defer a portion of their compensation by making tax-deferred contributions, as well as after-tax contributions, to the Plan. Participants may elect to contribute up to twenty percent of their eligible compensation; however, tax-deferred contributions are limited to sixteen percent of eligible compensation. The maximum contribution percentage limits vary based upon the participant's base salary. Annual tax-deferred contributions per participant for the 1999 and 1998 Plan years were limited to $10,000.

     For each dollar contributed by a participant up to six percent of compensation, the Company funds an additional matching amount. The Company's matching contributions are seventy-five percent of the first three percent of pay contributed by a participant and fifty percent of the next three percent of pay contributed by a participant, whether on a tax-deferred or after-tax basis.

     Participants direct their contributions, as well as the Company's matching contributions, among various investment strategies, as well as mutual funds, market index funds, a money market fund and the NCR Unitized Stock Fund, which invests primarily in NCR Common Stock. The investment strategies are comprised of a combination of mutual funds and are managed to derive returns subject to the associated risk tolerance.

     Vesting

     Participants are immediately vested in their contributions plus actual earnings thereon. Company matching contributions vest in increments of one-fifth each year, over a five-year period beginning with the participant's hire date.

NCR Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

     Participants become fully vested in their account (i) upon attainment of age 65, (ii) upon retirement, (iii) upon termination of employment due to a "reduction in force", (iv) in the event of death, or (v) in the event of total and permanent disability. Upon termination of employment, participants are entitled to full distribution of their contributions and all vested Company match contributions; all non-vested Company match contributions will be forfeited. These forfeitures are reallocated to the Plan's Very Conservative Strategy and used to reduce future Company matching contributions. During the Plan year, forfeitures used to offset Company matching contributions are considered immaterial in relation to the Plan taken as a whole.

     Participant Accounts

     Each participant's account is credited with the participant's contributions, Company contributions and Plan earnings. Participants' accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

     Participants may withdraw any employee tax-deferred contributions during their employment in the case of a "hardship" (as defined by the Plan), and participants may withdraw after-tax employee contributions for any reason. The participants may not withdraw any Company match contributions or any earnings on Company match or employee contributions until they terminate employment with the Company.

     Participant Loans

     Participants may borrow from the Plan, limited by restrictions set forth in the Plan document. A fixed interest rate is applied to the loan based on the prime rate (as reported by the Wall Street Journal) in effect on the twentieth business day of the month, prior to the month of the transaction. The term of the loan may be between 12 and 56 months. Upon default, participants are considered to have received a distribution and are subject to income taxes on the distribution amount.

     Termination of the Plan

     It is the present intention of the Company to continue the Plan indefinitely. However, the Company reserves the right to terminate the Plan at any time by action of the board of directors. No amendment or termination of the Plan may adversely affect a participant's accrued benefits on the date of the amendment or termination. No amendment may change the requirement that the assets of the Savings Plan Trust (the Trust) must be used for the exclusive benefit of the participants, the former participants and the beneficiaries.

     Upon termination of the Plan, the Company may, at its option, continue the Trust in existence or cause the Trust to be liquidated. If the Trust is liquidated, distributions will be made to the various participants, former participants and beneficiaries in a single lump sum promptly after liquidation is effective. If the Trust is not liquidated, distributions will be made to the various participants when they cease employment.

NCR Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

     For a complete description of the Plan, participants should refer to the Plan Prospectus.

2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual basis of accounting.

     In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been presented to conform to the 1999 presentation.

     Investment Valuation and Income Recognition

     All of the Plan's investments are stated at fair value, except for guaranteed investment contracts included in the Plan's Conservative Strategy which, in accordance with generally accepted accounting principles, are stated at contract value. Fair values have been estimated based on quoted market amounts of the underlying investments.

     Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

     Plan Expenses

     All initial and ongoing administrative costs of the Plan are paid by the Company, except for a $50 participant loan application fee. Brokerage fees and commissions are included in the cost of investments when purchased and in determining the net proceeds on sales of investments. Investment management fees are paid from the respective assets of the investment option.

     The Plan's primary investment manager is Fidelity Investments (Fidelity). An affiliate of Fidelity serves as the record keeper for the Plan's participant data. Another affiliate of Fidelity serves as the trustee of the Plan.

     Payments to Withdrawing Participants

     The Plan records payments to withdrawing participants at the time of disbursement.

NCR Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

     Rollover Contributions and Transfers

     Participant rollover contributions and transfers from other defined contribution plans are included as participant contributions in the Statement of Changes in Net Assets Available for Benefits.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3.   Investments

     The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                                                            December 31
                                                                                     1999                 1998
                                                                                 -------------         ------------
     BGI U.S. Debt Index Fund, 12,070,832 and 11,846,967 shares,
       respectively                                                               $150,764,688         $143,733,917
     Fidelity Contrafund, 1,820,499 and 1,620,358 shares,
       respectively                                                                109,266,333           92,020,115
     Fidelity Institutional Cash Portfolio, 99,741,757 and 94,359,795
       shares, respectively                                                         99,741,757           94,359,795
     Fidelity Magellan Fund Inc., 1,600,875 and 1,261,650 shares,
       respectively                                                                218,727,563          152,432,571
     Fidelity Select Equity Portfolio, 6,187,978 and 5,979,026 shares,
       respectively                                                                273,632,398          220,386,885

     During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $315,954,256 as follows:

     Mutual funds and common/collective trusts                                                         $315,908,637
     Common stock                                                                                            45,619
                                                                                                 ------------------
                                                                                                       $315,954,256
                                                                                                 ------------------

NCR Saving Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

4.   Taxes

     The Company received its latest favorable determination letter dated November 6, 1995, from the Internal Revenue Service as to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code (the
     Code). Therefore, the Plan's Administrator believes that the Plan was qualified and the related Trust is exempt from federal income taxes under
     Section 501(a) of the Code. Accordingly, income taxes are not provided for in the accompanying financial statements. Participant contributions, except for those contributions which participants elect to be tax-deferred under
     Section 401(k), are taxable to the participants in the year their contributions are made.

     Participants are liable for federal income taxes relative to their Section 401(k) contributions, the Company match contributions and the earnings of the Plan when the contributions are distributed to them.

     The Plan has been amended since receiving the determination letter. However, the Plan's Administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code.

                               NCR Savings Plan


                             Supplemental Schedule

NCR Savings Plan
Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
at End of Year*
December 31, 1999
--------------------------------------------------------------------------------

                                                                              Number of            Fair Market
                         Identity of Issue                                      Shares                 Value
---------------------------------------------------------------------    --------------------- ---------------------
Common/Collective Trusts:
    BGI Equity Index                                                                2,160,911         $  41,295,020
    BGI EAFE Index                                                                  1,211,742            28,318,396
    BGI Russell 2000                                                                1,181,331            13,857,015
    BGI U.S. Debt Index Fund                                                       12,070,832           150,764,688

Registered Investment Companies:
    Alliance Quasar                                                                    89,510             2,527,765
    American Century Ultra Invests Fund                                             1,976,297            90,474,873
    Axe Houghton Small Cap Fund                                                     5,362,989            88,124,632
    Columbus Circle Small Cap Fund                                                    542,027            19,749,296
    Fidelity Aggressive Equity Fund (a)                                                81,093            73,760,158
    Fidelity Broad Market Management (a)                                            2,823,345            47,234,561
    Fidelity Contrafund (a)                                                         1,820,499           109,266,333
    Fidelity Diversified International (a)                                            697,364            17,866,453
    Fidelity Growth & Income Portfolio (a)                                          2,009,179            94,752,870
    Fidelity Institutional Cash Portfolio (a)                                      99,741,757            99,741,757
    Fidelity Magellan Fund Inc. (a)                                                 1,600,875           218,727,563
    Fidelity Managed Inv. Contract Portfolio (GIC's) (a)                           15,673,850            15,673,850
    Fidelity Puritan Fund (a)                                                         485,781             9,244,415
    Fidelity Retirement Money Market (a)                                           65,859,926            65,859,926
    Fidelity Select Equity Portfolio (a)                                            6,187,978           273,632,398
    Fidelity Select International Portfolio (a)                                     1,064,782            94,680,424
    Fidelity U.S. Equity Index Portfolio (a)                                        1,138,618            47,890,287
    Janus Worldwide                                                                   674,915            51,583,738
    Legg Mason Small Cap Fund                                                       4,148,449            74,572,523
    Legg Mason Value Trust                                                          9,359,134            56,436,139
    PIMCO Small Cap                                                                 3,877,756            59,015,561

Employer Related Investment:
    NCR Common Stock                                                                2,264,351            85,762,294

Participant loans (b)                                                                                    22,179,441
                                                                                               ---------------------
                                                                                                     $1,952,992,376
                                                                                               =====================

(a) Separate affiliates of Fidelity (party in interest) act as the trustee and record keeper of the Plan.
(b) The participant loan interest rates are between 7.25%-9.25%. The loan terms are between 12 and 56 months.

* This schedule represents those assets required to be reported under Department of Labor Section 2520.103-11 and Form 5500 Schedule H, Line 4i.

NCR Savings Plan. Pursuant to the requirements of the Securities Exchange Act of
----------------
1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                        NCR SAVINGS PLAN


                                          By: /s/ Bo Sawyer
                                     NCR Savings Plan Administrator

Date: June 28, 2000

                                 Exhibit Index

Exhibit No.
-----------

23               Consent of PricewaterhouseCoopers LLP